NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Procter & Gamble

NAME OF PERSON RELYING ON EXEMPTION:  Natural Resources Defense Council

ADDRESS OF PERSON RELYING ON EXEMPTION:  1152 15th Street NW, Suite 300, Washington, DC 20005

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.  Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

The Descendants of P&G’s Founders Are Right: Its Board Needs Overhaul1

At the 2023 shareholder meeting, P&G’s shareholders should oppose Jon Moeller, Joe Jimenez, Angela Braly, and Patricia Woertz in their election to the board

September 11, 2023

By Shelley Vinyard, Boreal Corporate Campaign Director

Three years after the passage of a landmark shareholder proposal, Procter & Gamble (P&G) has fallen even more out of step with its competitors in addressing forest and human rights risks.2 In a rapidly shifting policy landscape wherein governments are taking major steps to hold companies accountable for their contributions to deforestation, forest degradation, and human rights abuses, P&G’s inaction puts the company at risk of not only losing market share but also facing significant regulatory consequences.3 All the while, P&G’s current sourcing continues to drive rampant habitat loss, human rights abuses, and increased climate emissions.

That’s why, in advance of P&G’s 2023 annual shareholder meeting, descendants of P&G’s founders are urging all shareholders to oppose four key members of P&G’s Board of Directors: CEO and Board Chair Jon Moeller, Lead Director Joe Jimenez, Governance and Public Responsibility Committee Chair Angela Braly, and longest-serving board member Patricia Woertz.4

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1 Vinyard, Shelley. September 12, 2023. “The Descendants of P&G’s Founders Are Right: Its Board Needs Overhaul.” Natural Resources Defense Council. https://www.nrdc.org/bio/shelley-vinyard/descendants-pgs-founders-are-right-its-board-needs-overhaul.

2 Vinyard, Shelley. October 14, 2020. “Investors’ Directive to P&G: Stop Driving Deforestation.” Natural Resources Defense Council. https://www.nrdc.org/bio/shelley-vinyard/investors-directive-pg-stop-driving-deforestation.

3 Skene, Jennifer. December 6, 2022. “Landmark EU Law Enshrines Protections for Primary Forests.” Natural Resources Defense Council. https://www.nrdc.org/bio/jennifer-skene/landmark-eu-law-enshrines-protections-primary-forests.

4 Exempt solicitation filed by nine descendants of the founders of Procter & Gamble. September 11, 2023. https://www.sec.gov/Archives/edgar/data/80424/000121465923012239/e911230px14a6g.htm. Accessed September 12, 2023

Because the 2020 shareholder proposal filed by Green Century Capital Management was the first resolution related to forest protection to pass in any corporation’s history, P&G’s leadership has had more time to respond to shareholder concerns about forest sourcing risk and more clear direction from shareholders than practically any other company in the world.5 The two-thirds of shareholders voting for the measure delivered a resounding message to P&G: that the company needs to act to mitigate the material risk created by forest degradation and deforestation in its supply chains.

Instead of taking this time to deliver meaningful improvements, the company has made numerous misleading statements to its investors and the public and perpetuated a culture of intransigence and deflection, indicating this is a failure at the top.

The descendants of P&G’s founders William Procter and James Gamble have taken up the responsibility to push the company toward leadership that reflects the values of their ancestors.6 As shareholders themselves, they have a deep understanding of the financial implications of P&G’s current approach as well as how the company has engaged with shareholders both historically and recently. As descendants of the company’s founders, they uniquely understand the historic role the company has played in the consumer goods industry. In a letter the descendants sent to shareholders yesterday, they write:7

“We take pride in Procter & Gamble’s history of being a socially progressive leader by offering employees stock options in 1903, and by promoting gender diversity amongst its management positions beginning in the 90s. We are inextricably tied to the company, and are invested, beyond the literal sense, in P&G maintaining a reputation of leadership among its peers and delivering on being a ‘Force for Good.’

“Unfortunately, our experience in recent years has led us to believe that the company may be failing to deliver on this pledge and falling behind its peers, creating significant financial risk.”

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5 Press Statement. October 13, 2020. “P&G Shareholders Resoundingly Support Deforestation Proposal.” Green Century Capital Management. https://www.greencentury.com/pg-shareholders-resoundingly-support-deforestation-proposal/#:~:text=Boston%2C%20October%2013%2C%202020%20%E2%80%94,degradation%20in%20its%20supply%20chain.

6 Monk, Dan. Published July 18, 2023, updated July 21, 2023. “Founding Families Press Procter & Gamble to Save the World’s Forests.” WCPO. https://www.wcpo.com/news/local-news/i-team/founding-families-press-procter-gamble-co-to-save-the-worlds-forests.

7 Exempt solicitation filed by nine descendants of the founders of Procter & Gamble. September 11, 2023. https://www.sec.gov/Archives/edgar/data/80424/000121465923012239/e911230px14a6g.htm. Accessed September 12, 2023

They are right. P&G has yet to deliver meaningful and robust action to address their substantial forest sourcing risk. Instead P&G:

•	Continues to source from threatened species habitat and primary forests, and for the better part of the last two years has claimed to prohibit forest degradation, a misleading statement that led NRDC to file a complaint against the company with the Securities and Exchange Commission.[8]

•	Claimed that there is too little consensus in definitions of forest degradation to maintain a policy addressing forest degradation risk. In contrast, P&G’s competitor Unilever defines degradation in its policy and uses that definition in enforcement.[9] In addition, scientists have established that there are undisputed categories of forest degradation–including practices that P&G’s sourcing continues to drive.[10]

•	Has exaggerated the extent to which it is purchasing fiber from FSC-certified forests, and has also claimed to lead in FSC sourcing, when in fact it is behind one of its main competitors, Kimberly-Clark.[11]

•	Issued vague policy language that does not guarantee Indigenous rights are upheld.[12]

•	Created a non-compliance protocol that lacks the bare minimum details necessary to provide clarity on what actions it will take in instances of non-compliance.

•	Delivered a climate emissions plan that aligns it with a path toward a 3 degree warming scenario in large part due to its failure to address upstream emissions from commodities including wood pulp and palm oil.[13] This outcome is worse than many of its peers.

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8 Complaint filed with U.S. Securities and Exchange Commission regarding statements made to shareholders by Procter & Gamble regarding its forest sourcing policies. November 30, 2022. https://www.nrdc.org/sites/default/files/media-uploads/pg_complaint_11.30.22.pdf.

9 People & Nature Policy Guidelines. December 2020. Unilever. https://www.unilever.com/files/origin/feb620cbd18c28406b9093144f24648a695874e5.pdf/unilever-people-and-nature-policy.pdf. Accessed September 13, 2023.

10 “Letter from Scientists to the Signatories of the Glasgow Leaders’ Declaration on Forests and Land Use,” November 2022. https://www.nrdc.org/sites/default/files/media-uploads/scientists_letter_to_glasgow_declaration_signatories_nov_2022_final.pdf.

11 “Investor Brief: Procter & Gamble Again Fails Forests, Climate, and Human Rights,” August 24, 2023. Natural Resources Defense Council, Friends of the Earth US, Rainforest Action Network, and Eko. https://www.nrdc.org/sites/default/files/2023-09/investor-brief-pg-fails-forests-climate-human-rights-20230824.pdf.

12 Procter & Gamble. May, 2023. Forest Commodities Policy. https://s1.q4cdn.com/695946674/files/doc_downloads/esg/2023/P-G-Forest-Commodities-Policy-May-2023.pdf

13 Visinovschi, Ion. August 2023. “Climate Transition: Unilever Leads; Colgate and P&G Lag.” Planet Tracker. https://planet-tracker.org/wp-content/uploads/2023/08/FMCG-climate-transition.pdf.

In P&G’s most recent annual shareholder meeting, Mr. Moeller, Ms. Braly, and Ms. Woertz have faced Vote No recommendations. Their individual track records, including their roles outside P&G’s board and tenure throughout the company’s failed shareholder response, reinforce their unsuitability for the board. Mr. Jimenez faces a Vote No for the first time this year, having presided over the company’s problematic approach as Lead Director for the past two years. In this time, the board has not only failed to adequately respond to shareholders’ concerns related to the company’s forest sourcing, but has also rewarded P&G’s executive leadership for its performance on ESG-related issues through ESG-specific bonuses.14

P&G has ignored its shareholders for too long and now is clearly behind the times and behind its peers. The challenges the company has faced over the past three years will only grow in the face of additional policy changes, increased public scrutiny, further marketplace shifts, and worsening environmental impacts, if the company continues on its current path. To better position the company to address these longstanding and growing risks, shareholders must oppose Mr. Moeller, Mr. Jimenez, Ms. Braly, and Ms. Woertz.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND YOUR PROXY TO NRDC. TO VOTE YOUR PROXY, FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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14 “2023 Proxy Statement.” August 25, 2023. Procter & Gamble. https://s1.q4cdn.com/695946674/files/doc_financials/2023/ar/2023-Bookmarked-Proxy.pdf.